May 27, 2009

Mr. George Naddaff
Chief Executive Officer
UFood Restaurant Group, Inc.
225 Washington Street, Suite 100
Newton, MA 02458

Re: **UFood Restaurant Group**
        Registration Statement on Form S-1
        Filed May 1, 2009
        File No. 333-158940

Dear Mr. Naddaff:

        We have reviewed the non-financial statement disclosure in your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

2. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder

has a contractual relationship regarding the transaction (including interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately [in this comment, the reference to "securities underlying the convertible note" means the securities underlying the note that may be received by the persons identified as the selling shareholders]:

    - the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

    - the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

        - If the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

        - If the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of sale of the convertible note and determine the conversion price per share as of that date;

    - the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

    - the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

- the total possible shares the selling shareholder may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of convertible note and the total possible number of shares the selling shareholder may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

    - market price per share of the underlying securities on the date of the sale of that other security;

    - the conversion/exercise price per share as a date of the sale of that other security, calculated as follows:

        - if the conversion /exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

        - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible note transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment 3 and comment 4.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments [as disclosed in response to comment 2] and the total possible discount to the market price of the shares underlying the convertible note [as disclosed in response to comment 3] divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling

George Naddaff
UFood Restaurant Group, Inc.
May 27, 2009
Page 5

shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholder, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

8. Please provide us, with a view toward disclosure in the prospectus, with the following information:

   - whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

   - whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company' stock, the following additional information:

     - the date on which each such selling shareholder entered into that short position; and

     - the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (*e.g*., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.)

9. Please provide us, with a view toward disclosure in the prospectus, with:

   - a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

   - copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among the parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

10. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

Registration Statement Cover Page

11. Please explain the reference to Securities Act Rule 416 in footnote (1) of the fee table. Specifically, you do not appear to be registering securities to be offered pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions under Rule 416(a) and your disclosure does not track the language of Rule 416(b). Revise or advise.

Our Company, page 3

12. We note your disclosure in the fourth paragraph that none of your franchise locations currently carries nutritional products; however, it is unclear whether your company-owned restaurants continue to carry such products. Please revise to clarify. Also, to the extent that no stores or restaurants carry nutritional products, please update the registration statement throughout to clarify this, such as by removing the risk factor on page 13 for example.

Risk Factors, page 6

Our business plan is dependent on the franchising model . . . , page 8

13. Please revise this risk factor to provide an updated discussion regarding nonperformance of your franchisees. We note by way of example the disclosure on page 30 regarding the area developer for Houston, Texas.

14. We note your disclosure here that franchise royalties are a "principal component of your revenue base"; however, we also note from the prior risk factor that company-owned stores represented over 94% of your total revenue in 2008. Please clarify here what percentage of your revenues is derived from franchise royalties.

Our business has been adversely affected by declines in discretionary spending . . . , page 9

15. Please delete the last sentence of the first paragraph or revise to explain how the 2001 terrorist attacks affected your business.

Compliance with the reporting requirements of federal securities laws can be expensive, page 15

16. Please quantify what you believe the compliance costs may be so that investors can evaluate that as they assess your business plan.

Securities analysts may not initiate coverage or continue to cover our common stock . . . , page 17

17. Please revise the last sentence of this risk factor to explain why the reverse triangular merger would make it difficult to attract the coverage of securities analysts.

You may experience dilution of your ownership interests . . . , page 17

18. Please revise this risk factor to specifically state that existing shareholders will be substantially diluted because up to 79,567,064 common shares will be issuable upon conversion of outstanding debentures and exercise of outstanding warrants.

Selling Stockholders, page 18

19. We note your disclosure that three of the selling stockholders are affiliates of broker-dealers. Please provide an analysis supporting the position that the resale of securities by any affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

   • how long the selling stockholders have held the securities;
   • the circumstances under which the selling shareholders received the securities;
   • the selling shareholders' relationship to the issuer;
   • the amount of securities involved;
   • whether the sellers are in the business of underwriting securities; and
   • whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

20. With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Use of Proceeds, page 23

21. We note your disclosure that you may receive proceeds from the selling stockholders if they exercise warrants. Please revise to disclose the estimated proceeds from selling shareholders if they were to exercise their warrants in full. Since certain warrants may be exercised by cashless exercise, your disclosure of the amount of estimated proceeds should be a range. The low end of the range should assume the maximum amount of cashless exercises and the high end of the range should assume that all warrants are exercised by cash payment.

Liquidity and Capital Resources, page 31

22. Please revise the discussion in the first two paragraphs of page 32 to clarify whether your need for $6.0 million in additional capital is in addition to the proceeds received from the March 19 and April 20, 2009 Regulation D offering.

Summary Compensation Table, page 45

23. With respect to the stock awards reported in column (e), clarify in the footnotes the assumptions made in valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in Management's Discussion and Analysis. Refer to the Instruction to Item 402(n)(2)(v) of Regulation S-K.

Prospectus Back Cover Page

24. Please revise to include an advisory to dealers regarding their prospectus delivery obligations. Refer to Item 502(b) of Regulation S-K.

Item 16. Exhibits, page II-4

25. We note Exhibit 10.14, the Credit Agreement dated May 27, 2005, incorporated by reference to Exhibit 10.27 of Form S-1/A filed July 9, 2008. We are unable to locate the schedules and exhibits referenced in the table of contents of the agreement. Please refile the exhibit to include the omitted schedules and exhibits. Further, please confirm that in future filings you will file all material agreements in their entirety, including schedules, exhibits, appendices, and annexes.

26. We are unable to locate Exhibit 10.15, the Guarantee and Security Agreement dated September 6, 2006, incorporated by reference to Exhibit 10.28 of your Form S-1/A filed July 9, 2008. Please file the exhibit with your amendment or advise.

Other

27. The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

28. Provide a currently dated consent from the independent registered public accounting firm in the amendment.

Exhibit 5.1

29. Please revise the first full paragraph on the second page of the opinion of Robinson & Cole LLP to opine as to Nevada law or tell us why Connecticut law governs the issuance of UFood common shares.

30. In this regard, we note the assumption in the second sentence of this paragraph that other laws that may govern the legality of the share issuance are identical to Connecticut law.   We view this statement as an unacceptable practice qualification. Please delete this qualification.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

George Naddaff
UFood Restaurant Group, Inc.
May 27, 2009
Page 11

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3324 with questions regarding comments on the non-financial statement disclosures and related matters.

Sincerely,

John Stickel
Attorney-Advisor

cc: Via Facsimile (203) 462-7599
        Richard A. Krantz, Esq.
        Robinson & Cole LLP